UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Rule 14d-101

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )

Icagen, Inc.

(Name of Subject Company)

Icagen, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45104P104

(CUSIP Number of Class of Securities)

P. Kay Wagoner, Ph.D.

Chief Executive Officer and President

Icagen, Inc.

4222 Emperor Boulevard, Suite 350

Durham, North Carolina 27703

(919) 941-5206

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf

of the Person(s) Filing Statement)

Copy to:

David E. Redlick, Esq.

Hal J. Leibowitz, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Attached hereto is the following communication:

•

Exhibit A — Joint press release of Pfizer Inc. (“Pfizer”) and Icagen, Inc. (“Icagen”), dated July 20, 2011, announcing that Pfizer and Icagen have entered into a definitive agreement pursuant to which Pfizer has agreed to acquire Icagen

Exhibit A

Pfizer Contacts:
Joan Campion (media)
(212) 733-2798

Suzanne Harnett (investors)
(212) 733-8009

Icagen Contact:
Richard D. Katz, M.D.
(919) 941-5206
(media and investors)

PFIZER TO ACQUIRE ICAGEN

New York, NY and Research Triangle Park, NC JULY 20, 2011 – Pfizer Inc. (NYSE: PFE) and Icagen, Inc. (Nasdaq: ICGN) today announced that they have entered into a definitive merger agreement. Pfizer, which currently owns approximately 11% of Icagen’s fully diluted shares, will acquire the remaining 8.3 million shares at a price of $6.00 per share. The aggregate transaction value, including the value of the shares currently owned by Pfizer, is approximately $56 million.

In 2007, Pfizer and Icagen entered into a worldwide collaboration for the discovery, development and commercialization of compounds that modify three specific sodium ion channels as new potential treatments for pain and related disorders. These sodium ion channels are important in the generation of electrical signals in nerve fibers that mediate the initiation, transmission and sensation of pain. By selectively targeting these sodium channels, the companies are seeking to develop effective treatments for serious pain disorders with fewer side effects.

“We’re excited that Icagen, a global leader in pain research, will join Pfizer, further strengthening our innovative core,” said Ruth McKernan, Senior Vice President, Pfizer’s Pain & Sensory Disorders and Regenerative Medicine unit, known as Neusentis. “Icagen’s capabilities and core ion channel technology will help to further expand Pfizer’s position in the pain relief disease area and our ability to develop potential first-in-industry drugs for the treatment of pain and related disorders.”

“We are delighted to announce today Pfizer’s agreement to acquire Icagen. During the nearly four years since the initiation of our collaboration, each side has developed a mutual appreciation of the expertise and capabilities of the other. By joining forces in a more integrated manner, we believe that our joint efforts towards the identification and development of novel pharmaceuticals targeting specific ion channels will be significantly enhanced,” noted P. Kay Wagoner, Ph.D., CEO of Icagen. “Importantly, I would like to take this opportunity to acknowledge the dedicated efforts of our employees, who have been responsible for the progress we have made. We very much look forward to continuing our efforts as a part of the Pfizer research organization.”

Under the terms of the definitive merger agreement, Pfizer will promptly commence a tender offer to purchase all of the outstanding shares of Icagen common stock for $6.00 per share in cash. The agreement also provides for the parties to effect, subject to customary conditions, a merger to be completed following the completion of the tender offer which would result in all shares not tendered in the tender offer being converted into the right to receive $6.00 per share in cash. The completion of the tender offer is conditioned on Pfizer acquiring sufficient shares to own a majority of the shares of Icagen on a fully-diluted basis and other customary conditions.

The companies are targeting closing before the end of the year.

J.P. Morgan Securities LLC acted as financial advisor to Icagen.

Pfizer Inc: Working together for a healthier world™

At Pfizer, we apply science and our global resources to improve health and well-being at every stage of life. We strive to set the standard for quality, safety and value in the discovery, development and manufacturing of medicines for people and animals. Our diversified global health care portfolio includes human and animal biologic and small molecule medicines and vaccines, as well as nutritional products and many of the world’s best-known consumer products. Every day, Pfizer colleagues work across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. Consistent with our responsibility as the world’s leading biopharmaceutical company, we also collaborate with health care providers, governments and local communities to support and expand access to reliable, affordable health care around the world. For more than 150 years, Pfizer has worked to make a difference for all who rely on us. To learn more about our commitments, please visit us at www.pfizer.com

More information is available at www.pfizer.com.

About Icagen

Icagen, Inc. is a biopharmaceutical company based in Research Triangle Park, North Carolina, focused on the discovery, development and commercialization of novel orally-administered small molecule drugs that modulate ion channel targets. Utilizing its proprietary know-how and integrated scientific and drug development capabilities, Icagen has identified multiple drug candidates that modulate ion channels. The Company is conducting research and development activities in a number of disease areas, including epilepsy, pain and inflammation. The Company has two clinical stage programs in epilepsy and pain. To learn more about Icagen, please visit our website at www.icagen.com.

DISCLOSURE NOTICE: This release contains “forward-looking statements” related to Pfizer, Icagen and the acquisition of Icagen by Pfizer that are not historical facts. Pfizer and Icagen have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this release include without limitation statements regarding the expected timing of the completion of the acquisition of Icagen by Pfizer, and the potential benefits of the acquisition, including the expected impact of the acquisition on Pfizer’s position in and the potential of research and development in the pain relief disease area. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties.

Risks and uncertainties related to the acquisition of Icagen by Pfizer that could cause results to differ from expectations include: uncertainties as to the timing of the transaction; uncertainties as to how many of Icagen’s shareholders will tender their shares in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived; the effects of disruption from the transaction and the fact that the announcement of the transaction may make it more difficult to maintain relationships with employees, and other business partners; the risk of shareholder litigation in connection with the transaction and the related significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic, political or regulatory conditions outside of Pfizer’s and Icagen’s control; transaction costs; actual or contingent liabilities; Pfizer’s ability to realize the expected benefits from its acquisition of Icagen; and other uncertainties related to the business of Icagen and Pfizer. In addition, the compounds described in this release are subject to all risks inherent in the drug development process, and there can be no assurance that the development of these compounds will be commercially successful.

Forward-looking statements in this release should be evaluated together with other risks and uncertainties discussed in Pfizer’s and Icagen’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” sections of Pfizer’s and Icagen’s most recent annual report on Form 10-K and subsequent quarterly reports on Form 10-Q, as well as the tender offer documents to be filed by Eclipse Acquisition Corp., a subsidiary of Pfizer, and the Solicitation/Recommendation Statement to be filed by Icagen. Neither Pfizer nor Icagen undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this announcement are qualified in their entirety by this cautionary statement.

ADDITIONAL INFORMATION

The tender offer described in this release has not yet commenced, and this release is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Icagen’s stock. At the time the tender offer is commenced, Pfizer will cause a new subsidiary, Eclipse Acquisition Corp., to file a tender offer statement on Schedule TO and related exhibits with the SEC. Investors and Icagen shareholders are strongly advised to read the tender offer statement and related exhibits (including the offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Icagen with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents once they become available may be obtained free of charge by directing a request to Pfizer at www.pfizer.com. A copy of the tender offer statement and the solicitation/recommendation statement will be made available to all shareholders of Icagen free of charge at www.icagen.com.

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